UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Superior Drilling Products, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

868153107

(CUSIP Number)

Mr. Reid Walker

3953 Maple Avenue, Suite #150,

Dallas, Texas 75219

Telephone: 214-871-8618

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 868153107

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D4D LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO1
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO3

[1]	Upon the Issuer’s IPO, consummated May 29, 2014, D4D LLC was issued (i) 714,286 shares of the Issuer, and (ii) a warrant exercisable within sixty (60) days for the purchase of an additional 714,286 shares of the Issuer. As of December 1, 2014, D4D LLC transferred 100% of its shares and warrants to its members in reliance on Rule 144. D4D no longer has sole or shared voting or dispositive power over any shares of the Issuer.
[2]	See Footnote 1 supra.
[3]	D4D LLC is a limited liability company formed in Texas.

SCHEDULE 13D

CUSIP No. 868153107

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Reid Walker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF and OO4
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 185,714[5]
	8	SHARED VOTING POWER 714,286[6]
	9	SOLE DISPOSITIVE POWER 185,714
	10	SHARED DISPOSITIVE POWER 714,286
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 900,000[7]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.10%[8]
14	TYPE OF REPORTING PERSON IN

[4]	Reid Walker is the manager and 100% beneficial owner of Hard 4 Holdings, LLC, which is the sole managing member and 50% beneficial owner of D4D LLC. Upon the Issuer’s IPO, consummated May 29, 2014, D4D LLC was issued (i) 714,286 shares of the Issuer, and (ii) a warrant exercisable within sixty (60) days for the purchase of an additional 714,286 shares of the Issuer. As of December 1, 2014, D4D LLC transferred 100% of its shares and warrants to its members in reliance on Rule 144. As a result of the transfer of (a) 357,143 shares of the Issuer and (b) a warrant that is exercisable within sixty (60) days for 357,143 additional shares of the Issuer, by D4D LLC to Hard 4 Holdings, LLC, Mr. Walker shares dispositive or voting power over 714,286 shares. These 714,286 shares, combined with the 185,714 shares purchased with personal funds in the Issuer’s IPO by Mr. Walker, total 900,000 shares.
[5]	Includes shares owned personally by Reid Walker, manager and beneficial owner of 100% of Hard 4 Holdings, which is the managing member and 50% beneficial owner of D4D LLC.
[6]	See Footnote 4 Supra.
[7]	See Footnote 4 Supra.
[8]	Ownership percentage is calculated based on the number of shares then issued and outstanding assuming the exercise of common stock warrant transferred by D4D to Hard 4 Holdings, over which Mr. Walker shares dispositive and voting power (17,658,789), rounded to the nearest tenth.

SCHEDULE 13D

CUSIP No. 868153107

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hard 4 Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO9
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 714,286[10]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 714,286
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 714,286
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.04%[11]
14	TYPE OF REPORTING PERSON OO12

[9]	Hard 4 Holdings, LLC is the sole managing member and 50% beneficial owner of D4D LLC. Upon the Issuer’s IPO, consummated May 29, 2014, D4D LLC was issued (i) 714,286 shares of the Issuer, and (ii) a warrant exercisable within sixty (60) days for the purchase of an additional 714,286 shares of the Issuer. As of December 1, 2014, D4D LLC transferred 100% of its shares and warrants to its members in reliance on Rule 144. The transfer of (a) 357,143 shares of the Issuer and (b) a warrant that is exercisable within sixty (60) days for 357,143 additional shares of the Issuer, by D4D LLC to Hard 4 Holdings, LLC, totals 714,286 shares over which Hard 4 Holdings shares dispositive or voting power with Mr. Walker, the sole managing member of Hard 4 Holdings.
[10]	See Footnote 8 supra.
[11]	Ownership percentage is calculated based on the number of shares then issued and outstanding assuming the exercise of common stock warrant transferred by D4D to Hard 4 Holdings (17,658,789), rounded to the nearest tenth.
[12]	Hard 4 Holdings, LLC is a limited liability company formed in Texas.

SCHEDULE 13D

Filed Pursuant to Rule 13d-1(a)

ITEM 1.	Security and Issuer.

Item 1 is being amended and restated as follows:

This Statement on Schedule 13D (this “Schedule 13D”, and with respect to the disclosure contained in the Reporting Person’s originally filed Scheduled 13D, the “Originally Filed Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Superior Drilling Products, Inc. (the “Issuer”), and is being filed by D4D LLC, a Texas limited liability company (“D4D”), Hard 4 Holdings, LLC, a Texas limited liability company (“Hard 4 Holdings”), the sole managing member and 50% beneficial owner of D4D, and Mr. Reid Walker (“Mr. Walker”, and collectively with D4D and Hard 4 Holdings, the “Reporting Persons”), the manager and 100% beneficial owner of Hard 4 Holdings, who personally owns additional shares purchased in the Issuer’s recent initial public offering (“IPO”). The Issuer’s principal executive offices are located at 1583 South 1700 East, Vernal, UT 84078.

Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relates to the transfer of shares of Common Stock and the transfer of a warrant for the purchase of additional shares of the Issuer’s Common Stock by D4D to its members, including Hard 4 Holdings on December 1, 2014 (the “Distribution”). However, although the share certificates and warrants transferred to the members are dated as of December 1, 2014, the transfer agent did not issue certificates and the Issuer did not provide the members with warrants representing their pro rata right to purchase additional Common Stock until December 19, 2014.

ITEM 2.	Identity and Background.

(a)	Name.

No Amendment.

(b)	Business Address.

No Amendment.

(c)	Occupation and Employment.

The first Paragraph of Item 2(c) is being amended and restated as follows.

The principal business of D4D was the investment of Two Million Dollar ($2,000,000) pursuant to a bridge loan investment in SD Company, Inc., the predecessor of the Issuer (“SD Company”, and sometimes referred to as the Issuer), and Superior Drilling Products, LLC, a Utah limited liability company and the predecessor of Superior Drilling Solutions, LLC (“SDP”). Shortly following this Amendment No. 1, the members of D4D intend to dissolve D4D and liquidate any remaining assets.

(d) and (e)	Proceedings.

No Amendment.

(f)	Citizenship.

No Amendment.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Upon the Issuer’s IPO, consummated May 29, 2014, D4D was issued (i) 714,286 shares of the Issuer, and (ii) a warrant exercisable within sixty (60) days for the purchase of an additional 714,286 shares of the Issuer (collectively, the “Bridge Loan Shares”). As of December 1, 2014, D4D LLC transferred 100% of its legal and beneficial interest in the Bridge Loan Shares to its members in reliance on Rule 144.

On February 24, 2014, D4D entered into a number of agreements to consummate a bridge loan in the Issuer and SDP, which included, among other documents, the following:

•	That certain Securities Purchase Agreement dated February 24, 2014 by and between D4D and SD Company and SDP (the “Securities Purchase Agreement”);

•	That certain Secured Convertible Promissory Note dated February 24, 2014 by and between SD Company and SDP, as borrowers, in favor of D4D, as lender (the “Convertible Note”);

•	That certain Form of Common Stock Purchase Warrant to be issued upon conversion of the Convertible Note (a fully executed version of which is attached, the “Warrant”); and

•	That certain Form of Registration Rights Agreement to be delivered pursuant to the Securities Purchase Agreement (a fully executed version of which is attached, the “Registration Rights Agreement”, and together with the Securities Purchase Agreement, Convertible Note, Warrant and other ancillary documents, the “Bridge Loan Documents”).

Upon the Issuer’s IPO, consummated May 29, 2014, the balance of the Convertible Note automatically converted into (i) shares of the Issuer’s common stock at 70% of the per share price in the IPO, which resulted in the issuance of 714,286 shares to D4D (the “Conversion Shares”), and (ii) the Warrant, which enables D4D the option to purchase a number of additional shares of the Issuer’s common stock equal to the number of Conversion Shares (the “Warrant Shares”). While both the Conversion Shares and the Warrant Shares were initially restricted, and were not subject to resale without registration or an exemption from registration, following D4D’s transfer of the Bridge Loan Shares to its member’s on December 1, 2014, the Conversion Shares and warrants (issued by dividing the rights to purchase the Issuer’s Common Stock represented by the Warrant) transferred to the members of D4D were issued without restrictive legends pursuant to Rule 144. Following the Distribution, D4D no longer owns any shares of Common Stock of the Issuer.

Hard 4 Holdings joins this Schedule 13D because it is the sole managing member and 50% beneficial owner of D4D. Following the Issuer’s IPO, Hard 4 Holdings shared dispositive and voting power of the Bridge Loan Shares. However, following the Distribution, Hard 4 Holdings no longer has dispositive voting power as a result of its control of D4D, and instead only has voting and dispositive power with respect to the (a) 357,143 shares of the Issuer and (b) warrant that is exercisable within sixty (60) days for 357,143 additional shares of the Issuer, transferred to Hard 4 Holdings by D4D.

Mr. Walker joins this Schedule 13D because he is the manager and 100% beneficial owner of Hard 4 Holdings, which is the sole managing member of D4D. Following the consummation of the Issuer’s IPO, Mr. Walker indirectly shared control of the voting and disposition of the Bridge Loan Shares through Hard 4 Holdings. In, addition, Mr. Walker also acquired 185,714 shares of Common Stock of the Issuer (the “Walker Shares”) on May 29, 2014 with personal funds via the Issuer’s IPO. However, following the Distribution, Mr. Walker beneficially owns only a total of 900,000 shares of the Issuer (including the shares and warrants transferred to Hard 4 Holdings by D4D pursuant to the Distribution and the Walker Shares), representing 5.10% of the Issuer’s then issued and outstanding Common Stock if the warrants transferred by D4D to its members were all exercised.

Neither the Bridge Loan Shares nor the Walker Shares were acquired (or will be acquired) using borrowed funds, and none are pledged as security against borrowed funds.

The foregoing descriptions of the Bridge Loan Documents are qualified in their entirety by reference to the full text of each such agreement.

ITEM 4.	Purpose of Transaction.

Item 4 of the Originally Filed Schedule 13D is amended by adding the following sentence to the seventh (7th) paragraph of Item of the Originally Filed Schedule 13D:

Following the Distribution, the aforementioned transactions were consummated.

ITEM 5.	Interests in Securities of the Issuer.

(a)	Aggregate Number and Percentage of Securities.

Item 5(a) of the Originally Filed Schedule 13D is amended and restated as follows:

Upon the Issuer’s IPO, consummated May 29, 2014, D4D was issued the Bridge Loan Shares. As of December 1, 2014, D4D LLC transferred 100% of its legal and beneficial interest in the Bridge Loan Shares to its members in reliance on Rule 144. As a result, D4D no longer holds any interest in any Common Stock of the Issuer.

Hard 4 Holdings joins this Schedule 13D because it is the sole managing member and 50% beneficial owner of D4D. Following the Issuer’s IPO, Hard 4 Holdings shared dispositive and voting power of the Bridge Loan Shares. However, following the Distribution, Hard 4 Holdings no longer has dispositive voting power as a result of its control of D4D, and instead only has voting and dispostive power with respect to the (a) 357,143 shares of the Issuer and (b) warrant that is exercisable within sixty (60) days for 357,143 additional shares of the Issuer, transferred to Hard 4 Holdings by D4D.

Mr. Walker joins this Schedule 13D because he is the manager and 100% beneficial owner of Hard 4 Holdings, which is the sole managing member of D4D. Following the consummation of the Issuer’s IPO, Mr. Walker indirectly shared control of the voting and disposition of the Bridge Loan Shares through Hard 4 Holdings. In, addition, Mr. Walker also acquired 185,714 shares of Common Stock of the Issuer (the “Walker Shares”) on May 29, 2014 with personal funds via the Issuer’s IPO. Following the Distribution, Mr. Walker beneficially owns only a total of 900,000 shares of the Issuer (including the shares and warrants transferred to Hard 4 Holdings by D4D pursuant to the Distribution and the Walker Shares), representing 5.10% of the Issuer’s then issued and outstanding Common Stock if the warrants transferred by D4D to its members were all exercised.

(b)	Power to Vote and Dispose.

Item 5(b) of the Originally Filed Schedule 13D is amended and restated as follows:

As of December 1, 2014, D4D LLC transferred 100% of its legal and beneficial interest in the Bridge Loan Shares to its members in reliance on Rule 144. As a result, D4D no longer holds any interest in any Common Stock of the Issuer. Hard 4 Holdings only has voting and dispositive power with respect to the (a) 357,143 shares of the Issuer and (b) warrant that is exercisable within sixty (60) days for 357,143 additional shares of the Issuer, transferred to Hard 4 Holdings by D4D. The Common Stock beneficially over which Hard 4 Holdings shares dispositive and voting power representing 4.04% of the Issuer’s then issued and outstanding Common Stock if the warrants transferred by D4D to its members were all exercised. Following the Distribution, Mr. Walker beneficially owns only a total of 900,000 shares of the Issuer (including the shares and warrants transferred to Hard 4 Holdings by D4D pursuant to the Distribution and the Walker Shares), representing 5.10% of the Issuer’s then issued and outstanding Common Stock if the warrants transferred by D4D to its members were all exercised.

(c)	Transactions Within the Past 60 Days.

Item 5(c) of the Originally Filed Schedule 13D is amended and restated as follows:

Except for the transactions contemplated by the Distribution disclosed above, the Reporting Persons have not effected any other transactions in the Issuer’s securities, including its shares of Common Stock, within sixty (60) days preceding the date hereof.

(d)	Certain Rights of Other Persons.

Not amended.

(e)	Date Ceased to be a 5% Owner

Item 5(e) of the Originally Filed Schedule 13D is amended by deleting the words “Not applicable” and adding the following paragraph:

As of December 1, 2014, D4D ceased to be a 5% owner of the Issuer by transferring 100% of its beneficial and legal interest in the Bridge Loan Shares to its members in accordance with the Distribution. In addition, as of December 1, 2014, Hard 4 Holdings, LLC ceased to be a 5.10% owner of the Issuer because, following the Distribution, Hard 4 Holdings would hold 4.04% of the outstanding and issued shares of Common Stock of the Company assuming the exercise of the warrants transferred by D4D to its members. Mr. Walker continues to own exactly 5.10% of the outstanding and issued shares of Common Stock of the Company assuming the exercise of the warrants transferred by D4D to its members as of the date hereof.

ITEM 6.	Contracts, Arrangements, or Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Originally Filed Schedule 13D is amended by deleting paragraph 4 of Item 6 and replacing it with the following:

(4)	D4D and the Issuer entered into the Registration Rights Agreement following the Originally Filed Schedule 13D. In connection with the Distribution and pursuant to the terms of the Registration Rights Agreement, D4D assigned its rights under the Registration Rights Agreements to its members. The text of the Registration Rights Agreement is incorporated herein by reference, and the foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of such agreement.

ITEM 7.	Material to be Filed as Exhibits.

No.	Document

1.	Joint Filing Agreement among the Reporting Persons.

2.	Securities Purchase Agreement dated February 24, 2014 by and between D4D and SD Company and SDP*

3.	Secured Convertible Promissory Note dated February 24, 2014 by and between SD Company and SDP, as borrowers, in favor of D4D, as lender*

4.	Form of Common Stock Purchase Warrant by and between Issuer and D4D*

5.	Form of Registration Rights Agreement by and between Issuer and D4D*

*	Filed as part of Originally Filed Schedule 13D

After reasonable inquiry, and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.

Date: January 2, 2015

REPORTING PERSONS:

D4D LLC

	By:	Hard 4 Holdings, LLC, its managing member

	By:	/s/ Reid Walker
	Name:	Reid Walker
	Title:	Manager

Hard 4 Holdings, LLC

By:	/s/ Reid Walker
Name:	Reid Walker
Title:	Manager

/s/ Reid Walker
Reid Walker, individually

Attention: Intentional misstatements or

omissions of fact constitute Federal

criminal violations (See 18 U.S.C. § 1001).

[Signature Page to Amendment No. 1 to Schedule 13D]

INDEX OF EXHIBITS

No.	Document

1.	Joint Filing Agreement among the Reporting Persons.

2.	Securities Purchase Agreement dated February 24, 2014 by and between D4D, as lender, and SD Company and SDP, as borrowers*

3.	Secured Convertible Promissory Note dated February 24, 2014 by and between SD Company and SDP, as borrowers, in favor of D4D, as Lender *

4.	Form of Common Stock Purchase Warrant by and between Issuer and D4D*

5.	Form of Registration Rights Agreement by and between Issuer and D4D*

*	Filed as part of Originally Filed Schedule 13D